Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC
V7W 2J5

July 11, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: April Sifford, Branch Chief

Dear Madame:

Re:	Golden Queen Mining Co. Ltd.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
SEC File No. 0-21777

We respond to your letter dated June 14, 2007, as follows:

1.

In response to comment 1 Controls and Procedures, page 29, we have included the following disclosure: “There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.”

2.

In response to comment 2 Engineering Comments, General, we have included 2 small scale maps showing the location and access to our property on page 18 under Item 2 Description of Property, Land Ownership and Mining Rights. Please find these maps attached to this letter.

3.

In response to comment 3 Outlook, page 26 regarding the presentation of non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7, we have included the following section in Item 6. Management’s Discussion and Analysis and Plan of Operation, Outlook:

The mineral resources confirmed in the Technical Report are estimated at 43,692,000 tons of mineral deposit with a grade of 0.027 oz/ton for gold and 0.43 oz/ton for silver in the Measured category. In the Indicated category, the mineral resources confirmed in the Technical Report are estimated at 55,851,000 tons of mineral deposit with a grade of 0.018 oz/ton for gold and 0.33 oz/ton for silver. The mineral resources confirmed in the Technical Report are also estimated at 35,280,000 tons of mineral deposit in the Inferred category with a grade of 0.015 oz/ton for gold and 0.32 oz/ton for silver.

The Company emphasizes both the uncertainty of whether the Measured and Indicated mineral resources will ever be converted into reserves and the uncertainty of whether the Inferred mineral resources will ever be upgraded into another category of resources.

4.

In response to comment 4 Directors, Executive Officers, Promoters, Control Persons, Corporate Governance Compliance with section 16(a) of the Exchange Act, Page 30, we note that other than directors and officers there are no persons whose work the company is dependent. In further response, we have included the following disclosure under Part III:

Information with respect to Items 9 through 12 and Item 14 is set forth in the definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007 and is incorporated herein by reference. Information regarding directors and executive officers is also set forth below.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The names, ages, and business experience for at least the past five years and positions of the directors and executive officers of the Company as of July 11, 2007, are as follows. The Company’s board of directors consists of five directors. All directors serve until the next annual meeting of the Company’s stockholders or until their successors are elected and qualified. Executive officers of the Company are appointed by the board of directors.

Name	Age	Position	Position Held Since
Edward G. Thompson	70	Director	November 25, 1994
H. Lutz Klingmann	67	Director President	March 1, 2001 November 29, 2002
Chester Shynkaryk	62	Director	November 21, 1985
Gordon C. Gutrath	69	Director	August 14, 1987
Landon Clay	81	Director	May 31, 2006

Biographical Information Concerning Directors and Executive Officers

H. LUTZ KLINGMANN, Director, President

Mr. Klingmann was appointed president of the Company on November 29, 2002. He also serves as a director of Minto Explorations, Ltd. and has served as such since its inception in 1993. Mr. Klingmann is a registered professional engineer in British Columbia. Mr. Klingmann has experience in the development and operation of mines in Africa, Canada and the United States. Some of his special interests have been feasibility studies for mining projects, financing of mining projects, drilling and blasting in open pit mines, maintenance of heavy equipment and training programs.

Mr. Klingmann focuses approximately 95% of his time on the activities of the Company.

CHESTER SHYNKARYK, Director

Mr. Shynkaryk served as the president of the Company from 1985 to 1995, and as Secretary from 1996 to 2004. In addition, he serves as a director of Consolidated Global Minerals Ltd. and Global Uranium Corp.

Mr. Shynkaryk focuses approximately 10% of his time on the activities of the Company.

GORDON C. GUTRATH, Director

Mr. Gutrath’s principal occupation is president of Atled Exploration Management Ltd. Mr. Gutrath served as president of Queenstake Resources Ltd. from 1977 until 1985. Mr. Gutrath is a professional geologist and a registered professional engineer in British Columbia.

Mr. Gutrath focuses approximately 5% of his time on the activities of the Company.

EDWARD G. THOMPSON, Director

Mr. Thompson was elected Chairman of the Company effective January 29, 1997 and was appointed president and chief executive officer of the Company on February 28, 2000, and served as such until November 29, 2002.

Mr. Thompson’s principal occupation is president of E.G. Thompson Mining Consultants, Inc. He is chairman of Sparton Resources, Inc. and advisor to Consolidated Thompson-Lundmark Gold Mines Ltd. He also serves as a director of Chariot Resources Ltd., Aurogin Resources Ltd., Freewest Resources Canada Inc. and Western Troy Capital Resource, Inc.

Mr. Thompson has been a member of the Professional Engineers of Ontario since 1961.

Mr. Thompson focuses approximately 5% of his time on the activities of the Company.

Landon Clay, Director

Mr. Clay’s principal occupation is serving as the Chairman of the Clay Mathematics Institute (the world's first privately-funded mathematics institute). He also serves as Chairman of the Caribbean Conservation Corporation, and on various other boards including the Museum of Fine Arts, Boston and Cold Spring Harbor Laboratory. In 2006, Mr. Clay was elected a director of the Whitehead Institute in Cambridge, MA and has also served as a director of ADE Corp. since 1970.

Mr. Clay graduated with a Bachelor of Arts degree at Harvard College in 1949.

Mr. Clay focuses approximately 5% of his time on the activities of the Company.

The Form 10-KSB/A has been filed via Edgar. In addition, please find enclosed a redlined copy of the Form 10-KSB/A.

The company hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

GOLDEN QUEEN MINING CO. LTD.

/s/ Lutz Klingmann
_____________________________________
Lutz Klingmann, President